December 30, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Filing Desk

Re: Wachovia Mortgage Loan Trust, LLC
Form S-3 Registration Statement

Ladies and Gentlemen:

On behalf of Wachovia Mortgage Loan Trust, LLC, transmitted herewith through the EDGAR system for filing pursuant to the Securities Act of 1933, as amended, is the Registration Statement on Form S-3.

The registration fee of $107.00 with respect to the above-mentioned Form S-3 filing, has been transmitted to the Mellon Bank lockbox depository via wire transfer.

Should you have any further questions or require anything further in connection with this filing, please do not hesitate to contact me at (202) 339-8491.

Thank you for your attention to this matter.

Sincerely yours,
/s/ Michael J. McElroy
Michael J. McElroy

Enclosure